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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of March, 2006

                          Commission File No. 000-27476
                                              ---------

                          CoolBrands International Inc.
                          -----------------------------
                 (Translation of registrant's name into English)

              8300 Woodbine Avenue, Markham, Ontario Canada L3R 9Y7
              -----------------------------------------------------
                    (Address of principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                           Form 20-F [X] Form 40-F [ ]

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)________

      Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)________

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

      If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_________





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                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             COOLBRANDS
                                             INTERNATIONAL INC.

Date: March 14, 2006                         By: /s/ Gary P. Stevens
                                                 ------------------------------
                                                 Name: Gary P. Stevens
                                                 Title: Chief Financial Officer





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                                INDEX TO EXHIBITS

99.1  Registrant's Report on Voting Results from the 2006 Annual Meeting.

99.2 Registrant's Press Release dated March 10, 2006 regarding the extension of Americana Foods Limited Partnership's existing credit facilities with Regions Bank.